Exhibit 1

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

JLA REALTY ASSOCIATES, LLC

Purchase	2,754,876	$0.0104	09/18/2025
Purchase	4,785,603	$0.0170	09/19/2025
Purchase	1,214,808	$0.0195	09/22/2025
Purchase	799,052	$0.0240	09/23/2025
Purchase	1,204,745	$0.0371	09/24/2025
Purchase	435,220	$0.0532	09/26/2025
Purchase	60,255	$0.0581	09/29/2025
Purchase	236,417	$0.0610	09/30/2025